SCHEDULE 13G


1.
     (a)  Name of Issuer:

          HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          765 ASP
          NORMAN, OK  73069


2.

     (a)  Name of Person Filing:

          REBECCA POWELL CASEY

     (b)  Address of Principal Business Office, or, if none,
          Residence:

          765 ASP
          NORMAN, OK  73069

     (c)  Citizenship:

          UNITED STATES

     (d)  Title of Class of Securities:

          COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

          413353  10  3


3.   NOT APPLICABLE.


4.   OWNERSHIP.

     (a)  Amount Beneficially Owned:

          693,002 (1)

          (1) Included in this amount are 86,733 shares which are held by Ms. Casey as custodian for the benefit of her minor children. Not included are 322,973 shares of Common Stock held by Ms. Casey's husband, over which Ms. Casey disclaims beneficial ownership.

     (b)  Percent of Class:
          14.68%

     (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:

                         693,002

               (ii)      shared power to vote or to direct the
                         vote:

                          0

               (iii)     sole power to dispose or to direct the
                         disposition of:

                         693,002

               (iv) shared power to dispose or to direct the disposition of:

                         0



5.   Ownership of Five Percent or Less of a Class.

     Not applicable



6.   Ownership of More than Five Percent on Behalf of Another
     Person.

     Not applicable



7.   Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on By the Parent Holding
     Company.

     Not applicable


8.   Identification and Classification of Members of the Group.

     Not applicable.


9.   Notice of Dissolution of Group.

     Not applicable


10.  Certification.

     Not applicable



                            Signature

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 15, 1996



                                                        Signature




                                             Rebecca Powell Casey
                                                             Name